#RESEARCHNEVERSTOPS

Resetting for profitable growth


SCIENTIFIC EXCELLENCE
JUST - EVOTEC BIOLOGICS
SHARED R&D
OPERATIONAL EXCELLENCE

Disclaimer

This presentation (including any information which has been or may be supplied in writing or orally in connection herewith or in connection with any further inquiries) is being delivered on behalf of Evotec SE (the "Company", "we," "our" or "us"). This presentation is made pursuant to Section 5(d) and/or Rule 163B of the Securities Act of 1933, as amended, and is intended solely for investors that are qualified institutional buyers or certain institutional accredited investors solely for the purposes of familiarizing such investors with the Company. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy Evotec securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No representations or warranties, express or implied, are made as to the accuracy or completeness of the statements, estimates, projections or assumptions contained in the presentation, and neither the Company nor any of its directors, officers, employees, affiliates, agents, advisors or representatives shall have any liability relating thereto.

Cautionary Note Regarding Forward-Looking Statements

This presentation contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Many of the forward-looking statements contained in this presentation can be identified by the use of forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "might," "plan," "potential," "should," "target," "would" and other similar expressions that are predictions of or indicate future events and future trends, although not all forward-looking statements contain these identifying words. Forward-looking statements are based on our management's beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to a variety of factors. The forward-looking statements contained in this presentation speak only as of the date of this presentation, and unless otherwise required by law, we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

Welcome!
The Team



Iris Löw-Friedrich
Chair of Supervisory Board



Laetitia Rouxel
CFO



Matthias Evers
CBO



Craig Johnstone
COO



Cord Dohrmann
CSO



Mario Polywka
Interim CEO

Welcome, Christian!



"I am delighted to join Evotec SE as its new CEO, and I look forward to leading the Company into the next phase of its evolution. Together with the great people at Evotec and our partners we will continue to drive full speed for Medicines that Matter."

Christian Wojczewski
Chief Executive Officer
(as of 1 July)

Welcome, Aurélie!



"I discovered Evotec as a company with incredibly smart and committed people who are passionate about the noble work they do every day. I am eager to become part of the Evotec family and devote my passion to nurturing, developing, and growing the Evotec talent."

Aurélie Dalbiez
Chief People Officer
(as of 15 June)

Agenda

1. 2023 Performance review
2. Priority reset, Guidance & Outlook
3. Questions & Answers



Agenda

1. 2023 Performance review
2. Priority reset, Guidance & Outlook
3. Questions & Answers



Resilience in a challenging year

2023 at a glance

Q1

Excellent start to the year

- Strongest Q1 in Evotec's history
- Two contracts extended/ expanded with BMS in neurodegeneration and targeted protein degradation
- New collaboration with Janssen in oncology
- Revenue growth of 30%

Q2

External shock & validation of JEB value proposition

- Cyber-attack on April 6th
- € 70 m (net) missed revenues due to cyber attack
- Just – Evotec Biologics (JEB) signs technology alliance with Sandoz on May 9th

Q3

Recovery and guidance adjustment

- 80% of operations back to business
- Reassured partners / no scientific data lost
- Revenue growth of 13%
- Guidance adjustment reflecting effects of cyber-attack and challenging markets

Q4

Navigating in a challenging environment

- E.MPD expanded with Charité
- Evotec-partner Jingxin receives approval for EVT201 in China
- Customer retention rate of 93%
- Revised guidance fully met

Revised guidance 2023 fully met

Guidance 2023

	Guidance 2023[3]	Results 2023	
Group revenues (at constant fx-rates[1])	**€ 750– 790 m** (€ 765 – 805 m)	**€ 781.4 m**	✓
Unpartnered R&D[2]	**€ 60 – 70 m**	**€64.8 m**	✓
Adjusted EBITDA (at constant fx-rates[1])	**€ 60 – 80 m** (€ 70 – 90 m)	**€ 66.4 m**	✓
Approx. € 200 m continued investments for enabling and supporting growth *(e.g., capacity expansion in biologics manufacturing, iPSC, E.MPD, CO_2e reduction...)*		***€ 213 m***	✓

1 EUR/US$ 1.18| EUR/GBP 0.85
2 No material FX effects as most R&D efforts are carried out in € area

Continued growth despite multiple challenges

Condensed income statement 2023 – Evotec SE and subsidiaries

in € m[1]	2023	2022	Change	Comment
Revenues *of which Just – Evotec Biologics (JEB)*	**781.4** *108.4*	**751.4** *51.3*	**4%** *>110%*	• Cyber-related impact (especially Development and Cyprotex) • Challenging markets (esp. biotech) • *Sandoz tech partnership*
Gross margin *Gross margin excl. JEB*	22.6% *27.0%*	23.2% *31.1%*	(60) base pts. *(410) base pts.*	Cyber, market, less MS, *Ramp-up of capacity at JEB*
Unpartnered R&D expense	**64.8**	**70.2**	**(8)%**	Investing into the future
Adjusted Group EBITDA[2]	**66.4**	**101.7**	**(34)%**	Impacted by internal cyber-related costs
Adjusted Group EBITDA excl. JEB[2]	72.4	138.3	(47)%	Majority of cyber-related costs accounted for within EVT Execute
Scope 1 & 2 emissions (tons CO_2e)	27,480	38,549	(29)%	Growing greener

1 Differences may occur due to rounding
2 Adjusted EBITDA excludes changes of contingent considerations, income from bargain purchase and impairments on goodwill, other intangible and tangible assets as well as the total non-operating result

Significant partnerships behind business momentum 2023

Key transactions 2023

Bristol Myers Squibb

Broadened and deepened strategic alliance in neurodegeneration

- Extension and expansion for eight more years
- US$ 50 m upfront payment, undisclosed license and performance milestone payments
- Tiered royalties of up to low double-digit percentage
- Total transaction value > US$ 4 bn

Development of pipeline based on novel mechanism of protein degradation

- Extension by 8 years and significant expansion
- US$ 200 m upfront payment
- Tiered royalties of up to low double-digit percentage
- Total transaction value of up to US$ 5 bn

janssen

Collaboration with Janssen for development of innovative immune-based therapies in oncology

- Non-disclosed double-digit-million upfront payment
- Milestone payments of up to US$ 350 m per project; tiered royalties

SANDOZ

Technology-Partnership for biosimilars development and manufacturing

- Portfolio of next-generation biosimilars
- Non-disclosed double-digit-million upfront; up to US$ 640 m development revenues
- Non-disclosed payments for progress into commercial manufacturing and royalties

Sales pipeline value
(including all stages)

+ >90%



~ € 1 bn
2022
2023
Shared R&D
Just – Evotec Biologics

Differentiated offerings driving the business

Segment information 2023 – Evotec SE and subsidiaries

in € m[1]	EVT Execute	EVT Innovate	Inter-segment elimination	Evotec Group
Revenues	738.7	266.9	(224.2)	781.4
Gross margin	*20.9%*	*30.8%*	–	*22.4%*
R&D expenses	(4.4)	(78.6)	14.5	(68.5)
SG&A expenses	(130.8)	(38.8)	–	(169.6)
Impairment of intangible assets & goodwill	(5.0)	–	–	(5.0)
Other op. income (expenses), net	(10.2)	30.8	–	20.6
Operating result	(43.0)	(4.5)	–	(47.5)
Adjusted Group EBITDA[2]	65.4	0.9	–	66.4

- **EVT Execute**
  - Total revenue stable
  - Revenues excluding Just – Evotec Biologics (JEB) -8%
  - Gross margin impacted by expansion of JEB
- **EVT Innovate**
  - Revenues +30%
  - Expansion of precision medicine collaborations
  - Gross margin +380 bp despite lower milestone contribution
- **Adjusted EBITDA** within guidance communicated on 28 July 2023

1 Differences may occur due to rounding
2 Adjusted EBITDA excludes changes of contingent considerations, income from bargain purchase and impairments on goodwill, other intangible and tangible assets as well as the total non-operating result.

Gross margin with room for improvement

Revenues and gross margin overview – Evotec SE and subsidiaries

Revenues with partners

in € m


751.4
+4%
781.4
204.7
51.3
495.4
266.9
108.4
406.1
+30%
+111%
-18%
2022
2023
EVT Execute (excl. JEB)
EVT Innovate
Just – Evotec Biologics (JEB)

Gross margin

in %


23.2
31.1
22.4
27.0
2022
2023
Total Margin
Margin excl. Just – Evotec Biologics

- 4% organic growth of Group revenues (+6% at constant fx-rates), despite cyber incident
- Just – Evotec Biologics +111%
- EVT Innovate +30%
- EVT Execute excl. Just – Evotec Biologics -18%
- Gross margin of 27% excluding JEB despite low contribution from milestones and Cyber incident
- Lower contribution from MS/UF/Licenses

Q4 2023 providing strong call for action

Condensed income statement Q4 2023 – Evotec SE and subsidiaries

in € m[1]	Q4 2023	Q4 2022	Change
Revenues	**201.3**	240.7	(16)%
Gross margin	***18.7%***	*34.3%*	*(1550)bp*
R&D expenses	**(20.2)**	(21.3)	(5)%
SG&A expenses	**(42.1)**	(46.3)	(7)%
Impairment of intangible assets & goodwill	**0.1**	–	–
Other op. income (expenses), net	**13.0**	22.9	(43)%
Operating result	**(11.5)**	37.7	nm
Adjusted Group EBITDA[2]	**16.5**	57.1	(71)%
Net income	**(16.1)**	(27.2)	(41)%

- Approx. 16% decline versus very strong comparable base
- Gross margin contraction due to
  - Challenging base business (conversion rate, price pressure)
  - Unfavourable mix
  - Less milestones upfronts & license payments
  - Ramp up costs of Just – Evotec Biologics

1 Differences may occur due to rounding
2 Adjusted EBITDA excludes changes of contingent considerations, income from bargain purchase and impairments on goodwill, other intangible and tangible assets as well as the total non-operating result.

Market dynamics and Q4 2023 performance triggered business review

Performance review summary (SWOT analysis)

S

- Expertise, agility, and scientific track record
- Integrated, differentiating capabilities (e.g., PanOmics)
- Strong demand for core value prop. in tough market
- High customer retention rate of 93%

W

- Internal complexity and operational inefficiencies
- (Temporary) mismatch of demand *vs.* capacities
- Reduced conversion in transactional business

O

- E.MPD expansion ("*Panomics-driven drug discovery*")
- Capitalising on Just – Evotec Biologics opportunity
- U.S. BIO-SECURE bill – acceleration in the U.S.

T

- Continued "buyers' market" dynamics
- Delayed biotech market recovery
- Macroeconomic conditions and geopolitical tensions

Business review driving priority reset

Agenda

1. 2023 Performance review
2. Priority reset, Guidance & Outlook
3. Questions & Answers



For 2024, we expect to continue operating in a challenging market

Summary of current "buyer's market" dynamics

Demand →

- Cost containment initiatives persist across pharma R&D and biotech
- Funding "appetite" mostly towards (early) clinical assets

Options for buyers →

- Scrutiny around Far Eastern players continue,
- Risk of supply chain disruptions
- M&A activities and consolidation continuing

Funds/ Money →

- Caution around impending Federal interest rate cuts
- VC funding warms, but caution lingers

Peer group performance ↘

- Q4 2023/Q1 2024 performance heavily impacted by macro conditions
- Cautious client spending translates to a flat 2024 outlook for many

Outlook

- **Positive revenue impact from market recovery expected towards 2025**
- Renewed geopolitical tensions could heighten buyer scrutiny – need for reliable near-shore partner offering integrated R&D solutions
- Shift to more classical modalities (incl. ADCs), uncertainty in Cell & Gene

PoC: Proof of Concept; IPO: Initial Public Offering; VC: Venture Capital; I&I: Inflammation and Immunology

Source: Deutsche Bank Research; GlobalData – The State of the Pharmaceutical Industry 2024; RBC Capital Markets - Raising Capital: A new playbook for a new era in biotech; LEK Consulting - Looking Ahead in Biopharma: 2024; KPMG - 2024 Healthcare and Life Sciences Investment Outlook; Company Presentations; BoFA Global Research - 2024 Biopharma Outlook; EndPoints 100 Survey – looking forward to 2024

We commit to three priorities towards profitable growth

Priority reset

1	Focus on strengths and drive smart partnering
2	Adjust organisation and footprint
3	Put a strong team in place

1 Focus on strengths and drive smart partnering

Aligning market opportunitites with core expertise

Top therapy areas – Total deal values 2023 ($ bn)



Cancer
86.1
Neurologic
21.1
Cardiovascular
10.3
Autoimmune
9.5
Endocrine/Metabolic
6.9

Top modalities – Total deal values 2023 ($ bn)



Biologics, Antibody, DNA, RNA, Protein, etc.
80.3
Small molecule
38.6
Gene therapy and vectors
9.1
Genomics, sequencing, screening, etc.
8.8
Gene editing/CRISPR
6.3
Cell therapy
5.1
Immunotherapy
1.6

Levers to further exploit opportunities in Biopharma R&D partnering (key examples)

- Focus and align expertise in therapeutic areas with high degree of innovation and deal making activity
- Double down on key modalities under one roof
- Continue to innovate economically viable business models generating upsides and base profitability
- Refocus base business offerings in line with evolving demand

Total upfront cash and equity   Total deal value

(216) Atlas Venture 2023 Year in Review - B. Booth – YouTube;
2023 Annual Biopharma Licensing and Venture Report (jpmorgan.com); Locust Walk 2023 Year-in-Review Market Conditions Report (hubspotusercontent-na1.net)

2 Adjust organisation and footprint to new reality

Targets and levers of the restructuring program

Targets	Key levers (*examples*)	Outcome
Organisational structure and operating model	Procurement excellence	**Profitable growth driven by:** • Differentiation • Efficiency • Resilience • Sustained margin improvement • Expected annualised EBITDA improvement greater than € 40 m
	Footprint right sizing	
	Headcount & hiring plan review	
Footprint & capacity optimisation	Focus on core modalities	
	Capital allocation to "right" R&D projects	
	Creating centres of excellence	
Enabling function efficiency	Office space and facility optimisation	
	Simplified segment reporting	

HC focus | Non-HC focus

Constructive discussions with WC have started, more details will be provided with the release of H1 2024 results on 10 August 2024.

2 New segment reporting reflecting a leaner organisational structure

New reporting structure as of Q1 2024 – accountability, efficiency, visibility and simplicity


From ...
EVT Innovate
EVT Execute
MEDICINES THAT MATTER
... to
Just – Evotec Biologics
Shared R&D

- Shared R&D: ONE end-to-end R&D platform with > 500 partners
- Minimal intersegment reporting reducing complexities and redundancies
- Just – Evotec Biologics: Increased visibility for paradigm shifting technology

Resetting – faster than market growth, more profitable

Guidance 2024

	Guidance 2024	YE 2023	Comment
Group revenues	Low double digit percentage growth	€ 781.4 m	Navigating in a challenging market with differentiated offering
R&D[1]	Mid-single to low double digit percentage reduction	€ 64.8 m	Long-term expansion of pipeline / Focus on first-in-class platforms and project
Adjusted EBITDA[2]	Mid double digit percentage growth	€ 66.4 m	At least doubling rate of revenue growth / upside from efficiency measures and improving demand

€ 150-200 m continued investment programme for enabling and supporting growth

Refined guidance to be assessed together with new CEO – Update planned for H1 results

1 The company has ceased the partnered R&D. Therefore, R&D is equal to unpartnered R&D as of 2024 / No material FX effects as most R&D efforts are carried out in € area
2 based on current forecast and strategy - including benefits / excluding one-off costs for strategic reset

Beyond 2024, we forecast changes in our revenues mix

Four layers of revenue generation

Shared R&D

> 500 Partners

93% Retention

> 100 partners with revenues > € 1 m

> 80% of revenues, today

Just – Evotec Biologics

> € 800 m Closed Sales

> 20 partners

> 50 assets on the platform

~15% of revenues, today

Milestones

> 60 partnered projects

> 80 proprietary projects

< 3% of revenues, today

Royalties

58 programmes with royalty upside

<< 1% of revenues, today

5-yr trend

Reset will be reflected in 2025 & beyond

Our journey

2012 · 2018 · 2024

Build innovation seeds

2015

- Revenues: € 128 m
- Adj. EBITDA: € 9 m
- R&D[1]: € 18 m
- Co-owned projects[2]: 49
- Employees: 1,000

Aspire global leadership

2020

- Revenues: € 501 m
- Adj. EBITDA: € 107 m
- R&D[1]: € 69 m
- Co-owned projects[2]: 118
- Employees: 3,572

Focus on profitable growth

2025 - 2030

- Continued revenue growth
- Right-sized efficient organization
- Margin expansion
- Growing contribution from Milestones & Royalties

External challenges: Brexit · COVID-19 · War in Ukraine · Cyber-attack · Challenging markets

Mid-term outlook to be assessed together with new CEO – first update planned for H1 results

1 Including equity investments
2 Does not include EVT equity investments

3 Putting a strong team in place

CEO & CPO coming on board



Christian Wojczewski

Appointed as Member of the Management Board in the role of Chief Executive Officer as of 1 July

- 2017 – 2022 CEO of Mediq BV
- 2005 – 2017 Various leadership positions at Linde Group, since 2007 member of the Group Executive Committee & Head of Global Business Unit Healthcare
- 2000 – 2005 McKinsey & Company



Aurélie Dalbiez

Appointed as Member of the Management Board in the role of Chief People Officer as of 15 June

- 2021 – 2024 Chief Human Resources Officer at Corbion
- Prior to Corbion, various leadership positions at Lonza AG and Novartis AG
- More than 25 years of experience in international HR leadership

Upcoming important dates

Financial calendar 2023

Quarterly Statement Q1 2024	***22 May 2024***
Annual General Meeting 2024	***10 June 2024***
Half-year 2024 Interim Report	***06 August 2024***
Capital Markets Day	***10 October 2024***
Quarterly Statement 9M 2024	***08 November 2024***


evotec
SHAPING
Medicines
that Matter
evotec
Evotec SE
Sustainability
Report 2023

Full annual report and sustainability report 2023 ***available for download***

In a nutshell …

Key takeaways

Resetting for profitable growth

Strong demand for core offerings - double digit top-line growth

Creating a right-sized & efficient organisation

Putting an even stronger team in place


SCIENTIFIC EXCELLENCE
JUST - EVOTEC BIOLOGICS
SHARED R&D
OPERATIONAL EXCELLENCE

evotec

#RESEARCHNEVERSTOPS

QUESTIONS AND ANSWERS



Appendix

Global view and deep experience for best governance

Independent and diverse Supervisory Board



Iris Löw-Friedrich
CMO – UCB S.A.

- Since 2014 Member of Evotec's Supervisory Board (2021 Chairperson)
- Since 2008, CMO of UCB S.A., Brussels (Belgium)
- 2001-2009, Member of the Executive Board of Schwarz Pharma AG, responsible for global R&D



Roland Sackers
CFO & Managing Director QIAGEN N.V.

- Since 2019 Member of the Supervisory Board (2021 Vice Chair Person) and Chairman of the Audit Committee of Evotec
- Since 2004, CFO of QIAGEN N.V.
- 1999-2004, Auditor at Arthur Andersen



Camilla Macapili Languille
Head of Life Sciences Mubadala Investment Company

- Since 2022 Member of Evotec's Supervisory Board
- Since 2013, Different positions at Mubadala Investment Company, (UAE)
- 2011-2013, Senior Manager Mergers & Acquisitions Daiwa Capital Advisory Partners (France)
- 2007-2010: Investment Manager at Virgin Management Ltd. (UK)
- 2005-2007, Analyst at JPMorgan Securities, Inc. (UK/USA)



Mario Polywka
Interim CEO of Evotec SE[1]

- Since 2019 Member of Evotec's Supervisory Board
- 2018, Retired from the Management Board of Evotec
- 2007-2018, COO of Evotec
- 1991 Founding chemist of Oxford Asymmetry International plc (OAI), which was merged with Evotec BioSystems in 2000



Elaine Sullivan
CEO Keltic Pharma Therarpeutics Ltd.

- Since 2015 Member of Evotec's Supervisory Board
- 2015-2019, CEO of Carrick Therapeutics Ltd,
- 2011-2014, VP Global External R&D at Eli Lilly & Company, Inc
- 1995-2010, Various positions in the area of drug discovery and development at AstraZeneca



Constanze Ulmer-Eilfort
Partner at Peters, Schönberger & Partner

- Since 2021 Member of Evotec's Supervisory Board
- Since 2000, Equity Partner at Baker McKenzie
- Since 2017, Member of the Global Executive Committee of Baker McKenzie
- S4DX GmbH, Chair of the Advisory Committee

1 On 3rd January 2024, Dr Mario Polywka has agreed to step in as interim CEO after Dr Werner Lanthaler stepped down as CEO. His Supervisory Board mandate is inactive while he works in his role as interim CEO for up to 12 months.

Sustainable growth enabled by strong culture, values & people

Innovation – Entrepreneurship – Collaboration



33%
Share of PhDs

93
Nationalities


46%
Men
54%
Women

32%
Women in Senior Management

38
Average age


4,198
4,952
5,160
2021
2022
2023

> 5,000 talents

Keeping the promise

ESG & Sustainability – Measures taken in 2023

- **Environment**
  - Scope 1 & 2 and supplier related Scope 3 SBTi near-term targets validated and approved
  - Reduction of Scope 1 & 2 emissions by 29% far above the 4.5% SBTi targets trajectory
  - Increased the consumption of renewable electricity from 25% to 52%
  - Invested 8.3 €m in energy efficiency projects in 2023
- **Social**
  - Just – Evotec Biologics entered a multi-year, long-term tech partnership with Sandoz and was awarded with its 2nd contract with US Department of Defense
  - Diversity Month and Pride Month; Evotec @ London Pride; Pride in STEM celebration
  - Engagement survey with participation of 86% of employee
- **Governance**
  - Revisit of the Code of Conduct
  - Implantation of Eco Vadis supplier Management tool
  - Appointing sustainability champions for all Evotec sites
  - Conducting Impact Assessment and Materiality Analysis
  - First Capital Markets Day on Sustainability topics



Putting the money where the mouth is

ESG metrics design 2024 to determine STI and ESG Modifier in revised LTI plan

5% Drive improvement in SOX compliance & digitalization for more efficient work for all employees

10% Implement 3 initiatives addressing key points of first engagement survey, and show >10% improvement in 2nd survey

5% Development of and commitment to a climate transition plan (CTA) that includes climate adaptation and beyond the value chain measures to achieve Scope 1, 2 & 3 Net-Zero by 2045

ESG Modifier: Develop and implement a consistent climate risk, biodiversity and circular economy framework based on: Climate scenario analysis, Climate risk assessment, Climate-transition plan, Carbon pricing scheme, Biodiversity management approach, and Product and services life cycle assessment (LCA)


N
E

1 75% equals 531 executives as per 1st January 2022

EVO*equity* portfolio making progress

Operational VC model – diversified portfolio with multiple shots on goal

At Equity Holding (≥20%) or significant influence

AUTOBAHN LABS · BREAKPOINT THERAPEUTICS · CUREXSYS PURE TO CURE · DARK BLUE THERAPEUTICS

Eternygen · NephThera · panCELLa · QUANTRO Therapeutics · Topas Therapeutics

Minority Shareholdings (<20%)

Aeovian Pharmaceuticals · Ananke · ARGOBIO STUDIO · BLACKSMITH Medicines · Cajal Neuroscience

Carrick Therapeutics · Centauri Therapeutics · Exscientia · FIBROCOR · IMIDomics

Immunitas Therapeutics · LEON · mission BIOCAPITAL · oxvax · Sernova Corp · TUBULIS

BRIDGEs

ARGOBIO STUDIO · AUTOBAHN LABS · DANUBE LABS · EXTEND · beLAB1407 · beLAB2122 · LAB150 · LAB282

- **Breakpoint Therapeutics –** Nomination of first preclinical development candidate, BTX-011
- **Tubulis –** Closing of upsized € 128 m Series B2 financing round
- **Carrick Therapeutics –** First patient dosed in Phase 1b/2 clinical trial of Samuraciclib in combination with Vepdegestrant
- **Topas Therapeutics –** Initiation of Phase 2a clinical trial for TPM502 in Celiac Disease
- **Tubulis –** Strategic license agreement with Bristol Myers Squibb to develop next generation ADCs

https://actionplan.evotec.com/evoequity

evotec

#RESEARCHNEVERSTOPS

Volker Braun
EVP Head of Global Investor Relations & ESG

+49 (0) 40 228 999 338 (d)
+49 (0) 151 1940 5058 (m)
volker.braun@evotec.com